

07003818

U.S. . . COMMISSION

WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH. D.C.
213
SECTION

BB 3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information
Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.

~~8-30177~~ 8-53339

REPORT FOR THE PERIOD BEGINNING January 1, 2006 **AND ENDING** December 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harbor Funds Distributors, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One SeaGate
(No. and Street)

Toledo	Ohio	43604
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tonya L. Asmus 419-249-2898
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

One SeaGate		Toledo	Ohio	43604
(ADDRESS)	**Number and Street**	**City**	**State**	**(Zip Code)**

CHECK ONE:

- [✔] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

0701-0797018

3/14

OATH OR AFFIRMATION

I, **David G. Van Hooser,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules, pertaining to the firm of **Harbor Funds Distributors, Inc.** as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title



Notary Public

AMANDA M. CHURCH
Notary Public, State of Ohio
Commission Expires 01/24/2011

This report** contains (check all applicable boxes):

- [✔] (a) Facing page.
- [✔] (b) Statement of Financial Condition.
- [✔] (c) Statement of Income (Loss).
- [✔] (d) Statement of Changes in Financial Condition.
- [✔] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✔] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✔] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✔] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✔] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [✔] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Harbor Funds Distributors, Inc.

Financial Statements

Years Ended December 31, 2006 and 2005

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Harbor Funds Distributors, Inc.

We have audited the accompanying statements of financial condition of Harbor Funds Distributors, Inc. (the Company) (a wholly owned subsidiary of Harbor Capital Advisors, Inc.) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Funds Distributors, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 20, 2007

Harbor Funds Distributors, Inc.

Statements of Financial Condition

	December 31	
	2006	**2005**
Assets		
Cash and cash equivalents	**$ 2,977,790**	$ 2,768,841
Accounts receivable	**585,415**	336,399
Other assets	**116,458**	110,417
Total assets	**$ 3,679,663**	$ 3,215,657
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and other	**$ 34,518**	$ 129,986
Accrued fees	**655,095**	317,230
Income taxes payable	**94,538**	17,268
Total liabilities	**784,151**	464,484
Stockholder's equity:		
Common stock, no par value; 1,000 shares authorized, issued and outstanding	**10**	10
Additional paid-in capital	**2,657,591**	2,657,591
Retained earnings	**237,911**	93,572
Total stockholder's equity	**2,895,512**	2,751,173
Total liabilities and stockholder's equity	**$ 3,679,663**	$ 3,215,657

See accompanying notes.

Harbor Funds Distributors, Inc.

Statements of Income

	Year Ended December 31	
	2006	**2005**
Revenues		
Fees – 12b-1	**$ 5,563,377**	$ 2,539,442
Dividend income	**143,016**	74,774
Total revenues	**5,706,393**	2,614,216
Expenses		
Fees – 12b-1	**5,181,027**	2,293,502
Other	**300,027**	198,912
Total expenses	**5,481,054**	2,492,414
Income before provision for income taxes	**225,339**	121,802
Provision for income taxes – current	**81,000**	45,000
Net income	**$ 144,339**	$ 76,802

See accompanying notes.

Harbor Funds Distributors, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings		Total Stockholder's Equity
Balance at December 31, 2004	$	10	$ 2,657,591	$	16,770	$ 2,674,371
Net income		–	–		76,802	76,802
Balance at December 31, 2005		10	2,657,591		93,572	2,751,173
Net income		–	–		**144,339**	**144,339**
Balance at December 31, 2006	**$**	**10**	**$ 2,657,591**	**$**	**237,911**	**$ 2,895,512**

See accompanying notes.

Harbor Funds Distributors, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2006	**2005**
Operating activities		
Net income	**$ 144,339**	$ 76,802
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts receivable	**(249,016)**	(220,866)
Increase (decrease) in other assets	**(6,041)**	18,053
(Decrease) increase in accounts payable and other	**(95,468)**	18,756
Increase in accrued fees	**337,865**	212,995
Increase in income taxes payable	**77,270**	15,418
Net cash provided by operating activities	**208,949**	121,158
Cash and cash equivalents at beginning of the year	**2,768,841**	2,647,683
Cash and cash equivalents at end of the year	**$ 2,977,790**	$ 2,768,841

See accompanying notes.

Harbor Funds Distributors, Inc.

Notes to Financial Statements

Years Ended December 31, 2006 and 2005

1. Summary of Significant Accounting Policies

Organization

Harbor Funds Distributors, Inc. (the Company) (formerly HCA Securities, Inc.) is a wholly owned subsidiary of Harbor Capital Advisors, Inc., (Harbor) which serves as a broker-dealer and as the principal distributor of certain mutual funds.

Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Revenues

12b-1 fee revenue is recognized in the period in which the service is rendered. Dividend income is recorded when earned on money market investments.

Federal Income Tax

Prior to 2006, the Company's results of operations were included in the consolidated federal income tax return of Harbor. The provision for income taxes of the Company was determined based on its contribution to consolidated taxable income or loss.

Beginning in 2006, the consolidated results of Harbor, including those of the Company, are included in the consolidated federal income tax return of Robeco U.S. Holdings, Inc., the parent of Harbor. Harbor and Robeco U.S. Holdings, Inc., have entered into a tax sharing agreement whereby Harbor recognizes tax expense based on the contribution of Harbor to the consolidated taxable income or loss of Robeco U.S. Holdings, Inc. The current provision for income taxes of the Company was determined based on its contribution to taxable income or loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company and Harbor to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates, at which time the Company would revise its estimates accordingly.

2. Related Parties

At December 31, 2006 and 2005, cash and cash equivalents included $2,965,636 and $2,755,624, respectively, invested in the Harbor Money Market Fund for which Harbor is the investment advisor. Dividend income in the accompanying statements of income represents the earnings on these money market investments. The Company has entered into an expense sharing agreement with Harbor. The agreement calls for the Company to pay direct expenditures (regulatory filing fees, professional fees, insurance, memberships, etc.) related to the Company. Operating expenditures (postage, telephone, photocopy, salaries of employees of Harbor who at any time perform work for the Company, etc.) of the Company are paid by Harbor who does not charge the Company for such expenditures. Operating expenditures paid by Harbor on behalf of the Company totaled $6,189,523 and $5,552,699 for the years ended December 31, 2006 and 2005, respectively.

3. Net Capital Requirements

The Company is subject to the net capital rules of the U.S. Securities and Exchange Commission and the states in which it conducts business. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital," as those terms are defined by the rules. At December 31, 2006, under the most restrictive of these rules, the Company's required net capital was $52,276 resulting in the Company having excess capital of $2,082,050. The Company's percentage of aggregate indebtedness to net capital was 37%.

Other Financial Information

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition			2,895,512 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			2,895,512 [3500]
4.	Add:			
A.	**Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
B.	**Other (deductions) or allowable credits (List)**			
	[3525A]		[3525B]	
	[3525C]		[3525D]	
	[3525E]		[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			2,895,512 [3530]
6.	Deductions and/or charges:			
A.	**Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		701,873 [3540]	
B.	**Secured demand note deficiency**		[3590]	
C.	**Commodity futures contracts and spot commodities – proprietary capital charges**		[3600]	
D.	**Other deductions and/or charges**		[3610]	-701,873 [3620]
7.	Other additions and/or credits (List)			
	[3630A]		[3630B]	
	[3630C]		[3630D]	
	[3630E]		[3630F]	0 [3630]

8.	Net capital before haircuts on securities positions			2,193,639 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):			
A.	**Contractual securities commitments**		[3660]	
B.	**Subordinated securities borrowings**		[3670]	
C.	**Trading and investment securities:**			
1.	**Exempted securities**		[3735]	
2.	**Debt securities**		[3733]	
3.	**Options**		[3730]	
4.	**Other securities**		[3734]	
D.	**Undue Concentration**		[3650]	
E.	**Other (List)**			
	2% on Money Market Accounts [3736A]		59,313 [3736B]	
	[3736C]		[3736D]	
	[3736E]		[3736F]	
			[3736]	-59,313 [3740]
10.	Net Capital			2,134,326 [3750]

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)		52,276 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		25,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)		52,276 [3760]
14.	Excess net capital (line 10 less 13)		2,082,050 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		2,055,911 [3780]

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition			784,151 [3790]
17.	Add:			
A.	**Drafts for immediate credit**		[3800]	
B.	**Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C.	**Other unrecorded amounts (List)**			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	0 [3820F]	0 [3830]
19.	Total aggregate indebtedness			784,151 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)			% 37 [3850]

Other Ratios

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A.(k) **(1)—Limited business (mutual funds and/or variable annuities only)** ☒ [4550]

B.(k) **(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained** ☐ [4560]

C.(k) **(2)(ii)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)** ☐ [4570]

Clearing Firm SEC #s	Name	Product Code
8-____ [4335A]	____ [4335A2]	____ [4335B]
8-____ [4335C]	____ [4335C2]	____ [4335D]
8-____ [4335E]	____ [4335E2]	____ [4335F]
8-____ [4335G]	____ [4335G2]	____ [4335H]
8-____ [4335I]	____ [4335I2]	____ [4335J]

D.(k) **(3)—Exempted by order of the Commission** ☐ [4580]

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

ERNST & YOUNG

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Harbor Funds Distributors, Inc.

In planning and performing our audit of the financial statements of Harbor Funds Distributors, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2007

END